UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Kennametal Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-5318	25-0900168
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
525 William Penn Place Suite 3300 Pittsburgh, Pennsylvania		15219
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (412) 248-8000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Kennametal Inc. (“Kennametal”) or (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products containing “conflict minerals” that are necessary to the functionality or production of such products. These “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Kennametal Inc. is a global leader in the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and mission-critical wear applications to combat extreme conditions associated with wear fatigue, corrosion and high temperatures. Our product offering includes a wide selection of standard and customized technologies for metalworking applications, such as turning, milling, hole making, tooling systems and services. In addition, we produce specialized wear components and metallurgical powders that are used for custom-engineered and challenging applications. These products are offered through a variety of channels to meet customer-specified needs. End users of the Company's products include manufacturers engaged in a diverse array of industries including: the manufacturers of transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; power generation; energy-related components for the oil and gas industry; as well as producers and suppliers in equipment-intensive operations such as coal mining, road construction, quarrying, oil and gas exploration, refining, production and supply.

The Company manufactures, or contracts to manufacture, certain products that contain tungsten, tantalum, tin or gold and has determined that these minerals are necessary to the functionality or production of these products (the “Covered Products”). The Company groups the Covered Products in the following product categories:

•Metalworking Tools
•Mining
•Construction
•Engineered Components
•Powdered Materials and Equipment
•Wear Components
•Ceramics

Based upon the Company’s determination that Rule 13p-1 applies to the Covered Products, the Company engaged in a good-faith Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether any of the tungsten, tantalum, tin or gold included in its products originated in the Covered Countries, or whether any such tungsten, tantalum, tin or gold may be from recycled or scrap sources.

The Company has adopted a Conflict Minerals Statement stating that it does not condone the use of Conflict Minerals that fuel human rights violations or are otherwise associated with funding armed groups in the Covered Countries. This Conflict Minerals Statement is publicly available on the Company’s website, www.kennametal.com on the “Doing Business with Kennametal” page, which is under the “About Us” tab.

To begin its RCOI, the Company identified its suppliers contributing to its “Raw Materials Conflict Spend” during the Reporting Period, defined as the total annual amount spent by the Company on raw materials of tungsten, tantalum, tin or gold, or parts thereof. The Company also identified its suppliers who provide parts and components manufactured by third parties that contain tungsten, tantalum, tin or gold and which are necessary to the functionality or production of the Covered Products “Component Suppliers”.

The Company generally buys the tungsten, tantalum, tin and gold included in the Covered Products in one of two ways. First, the Company purchases a large portion of its tungsten, tantalum, tin or gold as raw materials directly from mines, smelters or refiners. The Company then incorporates these raw materials into its Covered Products at its own manufacturing facilities. The remaining purchases are from the Component Suppliers. After it purchases these parts and components, the Company includes or embeds these parts and components in the Covered Products.

As described below, the Company has taken extensive steps to determine the source of the tungsten, tantalum, tin or gold (as raw materials or as a part of a previously manufactured part or component) used in the Covered Products during the Reporting Period. Based on these two distinct ways in which the Company sources tungsten, tantalum, tin or gold, the Company bifurcated its RCOI approach. However, the method of performing the RCOI was consistent in that the Company developed and distributed educational material and training to its first tier suppliers of tungsten, tantalum, tin and gold; it initiated a survey campaign to collect conflict minerals data from such first tier suppliers utilizing the cross-industry Conflict Minerals Reporting Template (“CMRT”), which was developed by the Electronics Industry Citizenship Coalition (“EICC”), and the Company used the iPoint Conflict Minerals Platform to assist in the data collection, data validation and data storage.

Most of the Company’s raw materials suppliers of tungsten, tantalum, tin and gold are the smelters themselves. Several of the Company’s raw materials suppliers are on the DRC Conflict Free Smelter List. For other smelters that are not specifically on that list, the Company utilized the CMRT responses and performed inquiry and some supplier site visits. In some cases, the Company was provided names and locations of the mines from which the raw materials are purchased. Through its RCOI and due diligence measures, which are described further in its Conflict Minerals Report, the Company has been able to determine that 100% of its Raw Materials Conflict Spend during the Reporting Period did not originate from the Covered Countries, unless they have been certified by an authorized governing body as "Conflict Free."

With respect to the tungsten, tantalum, tin or gold that the Company purchases from the Component Suppliers, the Company’s RCOI primarily consisted of the representations from its first tier suppliers on the CMRT that the tungsten, tantalum, tin or gold sold to it or products that contained such Conflict Minerals either did not originate in Covered Countries, or came from recycled or scrap material. The Company did not receive any representations on the CMRT or otherwise indicating that tungsten, tantalum, tin or gold purchased during the Reporting Period originated in the Covered Countries which funded armed conflict or human rights violations in the Covered Countries.

Through its RCOI, the Company has been able to determine conclusively that 100% of its raw materials suppliers of tungsten, tantalum, tin and gold (making up 100% of Raw Materials Conflict Spend) did not provide such Conflict Minerals originating in any Covered Country, unless they have been certified by an authorized governing body as "Conflict Free."

With regard to Component Suppliers, the Company determined that 62% of such Component Suppliers did not provide the Company any parts or components containing tungsten, tantalum, tin or gold originating in the Covered Countries and 0.4% of such Component Suppliers were unable to determine the origination of such Conflict Minerals. However, the Company was unsuccessful in obtaining responses from all Component Suppliers despite the Company’s good faith efforts. Although the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, the Company was unable to definitively determine the origin of the Conflict Minerals, based on the lack of responses noted above. Therefore, the Company exercised due diligence on the source and chain of custody of the tungsten, tantalum, tin or gold used for its products manufactured, or contracted to manufacture, during the Reporting Period.

The Company describes these due diligence efforts in detail in the Conflicts Minerals Report that is filed as Exhibit 1.01 to this Form SD. The Company was unable to clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for the tungsten, tantalum, tin or gold included in the Covered Products.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report also is publicly available on the Company’s website at www.kennametal.com under “SEC Filings” on the “Investor Relations” page, which is accessible under the “About Us” tab.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit        Description

1.01    Conflict Minerals Report of Kennametal Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        KENNAMETAL INC.

Dated: May 28, 2021
                    By: /s/ Franklin Cardenas
                    Franklin Cardenas
                Vice President and President, Infrastructure Business Segment,
                    Kennametal Inc.

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report of Kennametal Inc.